SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Alfacell Corporation
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   015404106
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                                 (CUSIP Number)

                                   12/31/2007
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 015404106
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(1) Names of reporting persons.

    McCash, James O.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Mr. McCash is a citizen of the United States of America
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        2,910,820 of which 53,668 shares are held by James O. McCash directly and 2,857,152 shares held by James O. McCash Trust (includes 100,000 shares subject to warrants) (1)

    (6) Shared voting power:
        0

    (7) Sole dispositive power:
        2,910,820 of which 53,668 shares are held by James O. McCash directly and 2,857,152 shares held by James O. McCash Trust (includes 100,000 shares subject to warrants) (1)

    (8) Shared dispositive power:
        0

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(9) Aggregate amount beneficially owned by each reporting person.

    2,910,820 of which 53,668 shares are held by James O. McCash directly and 2,857,152 shares held by James O. McCash Trust (includes 100,000 shares subject to warrants) (1)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     6.19%
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(12) Type of reporting person (see instructions).

     IN
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(1)     The 2,857,152 shares are held by the James O. McCash Trust, for which this Reporting Person is the Trustee. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this statement shall not be deemed an admission of beneficial ownership of the reported shares for any purpose.

Page 2 of 5 Pages

CUSIP No. 015404106
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(1) Names of reporting persons.

    James O. McCash Trust
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    The Trust was formed pursuant to the laws of the State of Michigan
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        2,857,152 (includes 100,000 shares subject to warrants)

    (6) Shared voting power:
        0

    (7) Sole dispositive power:
        2,857,152 (includes 100,000 shares subject to warrants)

    (8) Shared dispositive power:
        0

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(9) Aggregate amount beneficially owned by each reporting person.

    2,857,152 (includes 100,000 shares subject to warrants)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     6.08%
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(12) Type of reporting person (see instructions).

     OO
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Page 3 of 5 Pages

Item 1(a). Name of Issuer:

           Alfacell Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           300 Atrium Drive
           Somerset, NJ 08873

Item 2(a). Name of Person Filing:

           McCash, James O.
           James O. McCash Trust

Item 2(b). Address or Principal Business Office or, If None, Residence:

           N3820 S. Grand Oak Drive, Iron Mountain, MI 49801

Item 2(c). Citizenship:

           Mr. McCash is a citizen of the United States of America, The Trust was formed pursuant to the laws of the State of Michigan

Item 2(d). Title of Class of Securities:

           Common Stock, $0.001 par value per share

Item 2(e). CUSIP No.:

           015404106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        2,910,820, of which 53,668 shares are held by James O. McCash directly and 2,857,152 shares held by James O. McCash Trust (includes 100,000 shares subject to warrants)

    (b) Percent of class:
        James O. McCash: 6.19% and James O. McCash Trust: 6.08%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              2,910,820, of which 53,668 shares are held by James O. McCash directly and 2,857,152 shares held by James O. McCash Trust (includes 100,000 shares subject to warrants)

        (ii)  Shared power to direct the vote
              0

        (iii) Sole power to dispose or direct the disposition of 2,910,820, of which 53,668 shares are held by James O. McCash directly and 2,857,152 shares held by James O. McCash Trust (includes 100,000 shares subject to warrants)

        (iv)  Shared power to dispose or direct the disposition of
              0

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certifications

         N/A

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      James O. McCash Trust

Date: 02/05/2008                      /s/ James O. McCash
                                      Name:  James O. McCash
                                      Title: Trustee


                                      James O. McCash

Date: 02/05/2008                      /s/ James O. McCash
                                      Name:  James O. McCash

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 5 of 5 Pages